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                                   Exhibit 11

Statement Re Computation of Per Share Earnings

         Basic earnings per share of $.96 for the third quarter of 2001 were computed by dividing net income of $31,252,901 by the weighted average number of shares of common stock outstanding during the quarter of 32,634,000.

         Diluted earnings per share of $.95 for the third quarter of 2001 were computed by dividing net income of $31,252,901 by the weighted average diluted number of shares of common stock outstanding during the quarter of 33,038,071.


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